Exhibit 3

Part III: **Manner of Operations**

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

Answer: For the Midpoint book and the ASPEN Fee/Fee book, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction.

The Base Rate for ASPEN Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for ASPEN Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

The ATS does not have a standard fee schedule associated with the Hosted Pool. Orders executed in a Hosted Pool are charged fees in a range from (.0015) rebate per share to .0020 fee per share. <s>.0001 to .0030 per share.</s> The fees associated with the Hosted Pool are negotiated fees, and may be re-evaluated from time to time. Factors considered when negotiating fees may include but are not limited to historical trading volume and patterns, anticipated trading volume and patterns, and the characteristics of the orders (for example, whether the orders are retail or institutional in nature, or whether the Hosted Pool participants are liquidity takers or liquidity providers).

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing provider, Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint book and the ASPEN Fee/Fee book, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria
- The Base Rate is the same for all Subscribers.
- Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 200 to 500 unique symbols at a time (on average) 6 mils per share
Live in 501 to 1000 unique symbols at a time (on average) 4 mils per share
Live in 1001 to 2000 unique symbols at a time (on average) 3 mils per share
Live in over 2001 unique symbols at a time (on average) 2 mils per share

**Criteria
- Orders must be marketable: (1) priced at or more aggressive than the NBBO midpoint for the Midpoint book and (2) priced at or more aggressive than the NBBO for the ASPEN Fee/Fee book.
- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.
- If minimum quantity ("MinQty") present, must be less than or equal to 100 shares.
- Not be an IOC Order.
- Rate will be calculated retroactively on all shares traded for that calendar month.
- If a Subscriber is live for a symbol in both Midpoint and ASPEN Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in ASPEN Maker/Taker, ~~and~~ ASPEN Taker/Maker and Hosted Pools will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint book and ASPEN Fee/Fee book. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria ~~for up to three months~~.